12G Exempt
#82-3480


RECEIVED
AUG 25 2003
PROCESSING
SECTION

BC FORM 51-901F

QUARTERLY REPORT FOR QUARTER ENDED JUNE 30, 2003

Incorporated as part of:	X **Schedule A**
	X **Schedule B & C**
	ISSUER DETAILS:
NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	500– 905 WEST PENDER STREET
	VANCOUVER, BC V6C 1L6
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	www.trans-america.ca
FOR QUARTER ENDED:	JUNE 30, 2003
DATE OF REPORT:	July 23, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL	[signature]	03/08/11
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)
DAVID DUVAL	[signature]	03/08/11
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)


03029564

dlw 9/27

TRANS AMERICA INDUSTRIES LTD.

June 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements, Item 3 Schedule C and the mineral property schedule set out below, for a breakdown of expenditures and costs incurred.

Mineral Property Schedule:

Mineral properties and deferred exploration expenses for the three months ended June 30, 2003:

Balance March 31, 2003	$	33,000
Staking fees		400
Professional fees		10,800
Geophysical survey		23,364
Field and office supplies		2,336
Road access construction		6,305
Reports		10,000
Balance June 30, 2003	$	86,205

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

> $21,000 was paid during the quarter to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) June 18, 2003 one million units consisting of one million shares @ $0.25 each and one million warrants exercisable on or before June 18, 2004 @ $0.30 each. The placement netted $250,000.00.

(b) Options granted during the period:

500,000 shares @ $0.25 exercisable until May 22, 2008.

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

17,812,143 common shares with a stated capital of $9,496,062

(c) Options, warrants, and convertible securities outstanding:

Options:

600,000 @ $0.15 expiring February 2, 2004
500,000 @ $0.25 expiring May 22, 2008

Warrants:

1,000,000 @ $0.30 expiring June 18, 2004

Convertible Securities:

Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company has reacted to the improved gold price and the perception that the mining industry is emerging from an unprecedented multi-year downturn by staking a promising gold property north of Lynn Lake, Manitoba.

During the last several years, the Company has confined its activities to acquiring equity interests in other natural resource companies. This strategy was employed due to the extended downturn in the resource sector and the Company's desire to preserve its working capital, while at the same time keeping a presence in the sector.

In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil project in Alberta.

In February and March of this year (2003) the Company staked an extensive claim block near Lynn Lake, Manitoba.

New Gold Project
Lynn Lake, Manitoba

The Company acquired by staking 27 contiguous mining claims ("the property") with a total area of 4,952 hectares. The property is located approximately 13 kilometres northeast of the town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 11 kilometres.

The claim block adjoins claims of two former producing gold mines, The MacLellan to the west and Farley Lake to the east.

The Company expects to carry out an exploration program during the summer of 2003 in preparation for a drilling program for the winter of 2003/4. The summer program will consist of reviewing all available Manitoba governmental material, geochemistry and geophysical work.

A high resolution airborne geophysical survey is scheduled to begin in July, 2003. The contract for the survey has been awarded to Goldak Exploration Technology Ltd., an industry leader in the field of airborne magnetic and VLF-EM geophysical surveys from both helicopter and fixed wing aircraft.

The surveys will be conducted at an altitude of less than 100 metres on a tightly-spaced 100 metre grid system which will facilitate the definition of drill targets that might otherwise have been missed with a wider-spaced, high altitude geophysical program.

Presently working in the area on the Company's behalf are Project Manager and Professional Geologist, P. J. Chornoby and Geological Consultant Dr. D. A. Baldwin who spent many years working for the provincial government.

Dr. Baldwin is working closely with Manitoba government geologist, Dr. Chris Beaumont-Smith, whose multi-year study of the structural controls in the Lynn Lake Greenstone Belt is expected to enhance the prospects for discovering viable gold deposits in this highly prospective belt.

The Company's exploration personnel are currently examining field outcrops for telltale signs of gold mineralization. In addition, they are re-logging old diamond drill core to better understand the area's geology and determine whether previous sampling and assay procedures delivered representative results.

Field observations to date have revealed that extensive and intense deformation (folding, faulting and shearing) - often accompanied by alteration and sulphide mineralization - occurs on the Company's claims. These areas will be subjected to further geological studies and could well be high priority drill targets later in the year.

Over the past few years, Dr. Beaumont-Smith's work has produced findings that will certainly assist gold explorers in the Lynn Lake greenstone belt. Among his more significant findings is the fact that gold mineralization in both the northern and southern portions of this greenstone belt is shear–zone-hosted which is analogous to some of the largest gold producing regions in Canada.

The summer programme is being funded partly by a private placement of one million units of the Company's securities that netted the Company $250,000 of flow-thru money and partly by a grant of a minimum of $52,890 through The Manitoba Mines Department "MEAP" assistance programme.

Claymore Gas and Oil Project

The Company has been advised that the operator of the Bonnie Glen 16-7 shut-in gas well has signed a sales agreement with Imperial Oil Resources for the sale of raw gas production. The cost of the necessary pipelines and hook-up is $213,000, production is scheduled to begin August 31, 2003. The Company holds a 6% working interest in the well. As natural gas prices are fluctuating, it is difficult to estimate the Company's expected income, but the production should provide a revenue contribution to the Company in excess of $4,000 monthly.

Other Assets

The Company continues to hold the following corporate shares valued as of June 30, 2003.

Corporation	No. of Shares	Adjusted Book Value	Market Value
		$	$
Atacama Minerals Corp.	2,443,800	1,452,944	1,466,280
Black Hawk Mining Inc.	225,000	120,000	34,875
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	170,000
Ariane Gold Corp.	203,900	139,300	134,574
Compliance Energy Corp.	122,946	35,000	30,737
Pre-Public or Pooled:			
Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.)	400,000	175,000	88,000
Majestic Gold Corp.	1,000,000	100,000	250,000
Total:		2,088,178	2,174,466

Item 3

Operations and Financial Condition

As at the quarter ended June 30, 2003, the Company had cash and short term deposits on hand of $1,430,263 with a net working capital of $1,448,113. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $5,061 for the quarter consist of investment income on its invested cash. The Company's administrative expenses aggregated $55,370 and comprised of $21,000 for management fees, secretarial services and out-of-pocket costs. $12,862 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2 and the financial statements. There are no lawsuits or contingent liabilities.

Item 4

There are no other significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year as well as provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"John Campbell"

John K. Campbell
President